UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DENARII RESOURCES, INC.
(Name of small business issuer in its charter)

Nevada	1000	98-0491567
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code Number)	Identification No.)

510 - 999 West Hastings, Vancouver, B C Canada V6C 2W2
(604) 685 7552
(Address and telephone number of principal executive offices)

510 - 999 West Hastings, Vancouver, B C Canada V6C 2W2
(Address of principal place of business or intended principal place of business)

Aaron D. McGeary, 405 Airport Fwy, #5 Bedford, Texas 76021
 (817) 268-3520
(Name, address and telephone number of agent for service)

Copies of all communication to:

Denarii Resources Inc.
510 – 999 West Hastings Street
Vancouver, British Columbia
Canada
V6C 2W2
(604) 685 7552

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the
Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [x]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the
Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar Amount to be registered	Number of Shares to be registered	Proposed maximum offering price per unit	Amount of registration fee
Common stock	$25,000	5,000,000	$0.005	$2.67

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities
Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1____  Alternative 2 X

Subject to Completion, Dated June 16, 2006

PROSPECTUS

Denarii Resources, Inc.

5,000,000 Shares of Common Stock

          The selling shareholder named in this prospectus is offering 5,000,000 shares of common stock of Denarii Resources Inc. We will not receive any of the proceeds from the sale of these shares. The shares were acquired by the selling shareholder directly from us in a private offering of our common stock that was exempt from registration under the securities laws. The selling shareholder has set an offering price for these securities of  $0.005 per share per share and an offering period of four months from the date of this prospectus. See “Security Ownership of Selling Shareholder and Management” for more information about the selling shareholder.

          Our common stock is presently not traded on any market or securities exchange. The offering price may not reflect the market price of our shares after the offering.

_______________

          This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning on page 6.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

_______________

          The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Shares Offered by		Selling Agent	Proceeds to Selling
Selling Shareholder	Price To Public	Commissions	Shareholder
Per Share	$0.005	Not applicable	$0.005
Minimum Purchase	Not applicable	Not applicable	Not Applicable
Total Offering	$25,000	Not applicable	$25,000

          Proceeds to the selling shareholder do not include offering costs, including filing fees, printing costs, legal fees, accounting fees, and transfer agent fees estimated at $10,000. Denarii Resources Inc. will pay these expenses.

This Prospectus is dated June 16, 2006.

PART I

PROSPECTUS SUMMARY

Denarii Resources, Inc.

          Denarii Resources, Inc. (“Denarii Resources” or the “Company”) was organized under the laws of the State of Nevada on March 23, 2006 to explore mining claims and property in North America.

          Our property, known as the McNab Molybdenum Property, is located on the west side of Howe Sound near the headwaters of McNab Creek, approximately 40 km northwest of Vancouver, BC. The McNab Molybdenum property comprises two mineral claims containing 16 cell claim units totaling 334.809 hectares.

          We are an exploration stage company and we have not realized any revenues to date. We do not have sufficient capital to enable us to commence and complete our exploration program. We will require financing in order to conduct the exploration program described in the section entitled, "Business of the Issuer."

          We are not a "blank check company," as we do not intend to participate in a reverse acquisition or merger transaction. A "blank check company" is defined by securities laws as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

          Our offices are located at #510 – 999 West Hastings Street Vancouver, British Columbia, Canada. V6C 2W2

THE OFFERING

Securities offered	5,000,000 shares of common stock

Selling shareholder(s)	Chris Lori

Offering price	$0.005 per share

Shares outstanding prior to the offering	8,000,000

Shares to be outstanding after the offering	8,000,000 shares of common stock

Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholder.

RISK FACTORS

          INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT, PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS.

Risks Related to Our Company and Our Industry

          WE HAVE A LIMITED OPERATING HISTORY. THERE CAN BE NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN GROWING OUR MOLYBDENUM EXPLORATION AND DEVELOPMENT ACTIVITIES. FURTHERMORE, WE HAVE NOT PROVEN THAT WE CAN GENERATE A PROFIT. IF WE FAIL TO GENERATE INCOME AND ACHIEVE PROFITABILITY, AN INVESTMENT IN OUR SECURITIES WILL BE WORTHLESS.

          From Inception, March 23, 2006, to the period ended May 31, 2006, the Company had no revenue-producing operations. As shown in the accompanying financial statements, the Company has incurred a net loss of $10,855 for the period from March 23, 2006 (inception) to May 31, 2006 and has not generated any revenues. The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time when the production stage is achieved, if production is, in fact, ever achieved. If we fail to generate income, your investment in our common stock will become worthless.

          The Company has a limited history of operations. As a result of our brief operating history and limited activities in molybdenum exploration activities; our success to date in entering into ventures to acquire interests in exploration blocks is not indicative that we will be successful in entering into any further ventures. There can be no assurance that we will be successful in growing our molybdenum exploration and development activities.

          Any future significant growth in our molybdenum exploration and development activities will place demands on our sole Executive Officer, Chris Lori, and any increased scope of our operations will present challenges to us due to our current limited management resources. Our future performance will depend upon Mr. Lori ’s ability to locate and negotiate additional exploration opportunities in which we can participate. There can be no assurance that we will be successful in these efforts.

          We have a limited operating history and have not proved we can operate successfully. We face all of the risks inherent in a new business. If we fail, your investment in our common stock will become worthless. From inception, May 23, 2006 to the period ended May 31, 2006, we did not earn any revenue and incurred a net loss of $10,855.

          Our inability to locate additional opportunities, to hire additional management and other personnel or to enhance our management systems could have a material adverse effect on our results of operations. There can be no assurance that the Company's operations will be profitable. The purchase of the securities offered hereby must therefore be regarded as the placing of funds at a high risk in a new or "start-up" venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

          WE WILL NEED TO RAISE ADDITIONAL CAPITAL AND, THEREBY, FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING.

          Denarii Resources will need to raise additional capital, in addition to the financing as detailed in this Offering, by issuing additional shares of common stock and will, thereby, increase the number of common shares outstanding. There can be no assurance that this additional capital will be available to meet these continuing exploration and development costs, and if the capital is available at all, that it will be available on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable to it, the business and future success of the Company will almost certainly be adversely affected. To raise additional capital we may have to issue additional shares, which may substantially dilute the interests of existing shareholders. Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments. If we are able to raise additional capital, we cannot assure that it will be on terms that enhance the value of our common shares.

          THERE IS A HIGHER RISK OUR BUSINESS WILL FAIL BECAUSE OUR SOLE EXECUTIVE OFFICER AND DIRECTOR DOES NOT HAVE FORMAL TRAINING SPECIFIC TO THE TECHNICALITIES OF MINERAL EXPLORATION.

          Mr. Chris Lori, our sole Executive Officer and Director, does not have formal training as a geologist or in the technical aspects of the management of a mineral exploration company. He lacks technical training and experience with exploring for, starting, and operating a mine. With no direct training or experience in these areas, he may not be fully aware of the specific requirements related to working within this industry. His decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

          DENARII RESOURCES IS GOVERNED BY MR. CHRIS LORI, OUR SOLE EXECUTIVE OFFICER AND DIRECTOR, AND, AS SUCH, THERE MAY BE SIGNIFICANT RISK TO THE COMPANY FROM A CORPORATE GOVERNANCE PERSPECTIVE.

          Mr. Chris Lori, our sole Executive Officer and Director makes decisions such as the approval of related party transactions, the compensation of Executive Officers, and the oversight of the accounting function. There will be no segregation of executive duties and there may not be effective disclosure and accounting controls to comply with applicable laws and regulations, which could result in fines, penalties and assessments against us. Accordingly, the inherent controls that arise from the segregation of executive duties may not prevail. In addition, Mr. Lori will exercise full control over all matters that typically require the approval of a Board of Directors. Mr. Lori’s actions are not subject to the review and approval of a Board of Directors and, as such, there may be significant risk to the Company from a corporate governance perspective.

          Our sole Executive Officer and Director exercises control over all matters requiring shareholder approval including the election of directors and the approval of significant corporate transactions. We have not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against the transactions implemented by Mr. Lori, conflicts of interest and similar matters.

          WE ARE CONTROLLED BY MR. CHRIS LORI, OUR SOLE EXECUTIVE OFFICER AND DIRECTOR, AND, AS SUCH, THE COMPANY MAY LACK THE ABILITY TO SUCCESSFULLY IMPLEMENT ITS GROWTH PLANS.

          Mr. Chris Lori, our sole Executive Officer and Director, has no career experience related to mining and mineral exploration. Accordingly, Mr. Lori may be unable to successfully operate and develop our business. We cannot guarantee that we will overcome this obstacle. There may be additional risk to the Company in that the Company may lack the ability to successfully implement its growth plans given that it has no executive management team, and that it relies exclusively on the ability and management of its sole officer and director, Mr. Lori.

          BECAUSE MR. CHRIS LORI, OUR SOLE EXECUTIVE OFFICER AND DIRECTOR, IS NOT A RESIDENT OF THE UNITED STATES, IT MAY BE DIFFICULT TO ENFORCE ANY LIABILITIES AGAINST HIM.

          Accordingly, if an event occurs that gives rise to any liability, shareholders would likely have difficulty in enforcing such liabilities because Mr. Chris Lori, our sole Executive Officer and Director resides outside the United States. If a shareholder desired to sue, the shareholder would have to serve a summons and complaint. Even if personal service is accomplished and a judgment is entered against that person, the shareholder would then have to locate assets of that person, and register the judgment in the foreign jurisdiction where assets are located.

          BECAUSE OUR SOLE EXECUTIVE OFFICER AND DIRECTOR HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO THE COMPANY’S BUSINESS OPERATIONS, WHICH MAY CAUSE OUR BUSINESS TO FAIL.

          It is possible that the demands on our sole Executive Officer and Director from other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of the company’s business. In addition, he may not possess sufficient time for the Company’s business if the demands of managing the Company’s business increase substantially beyond current levels.

          THE IMPRECISION OF MINERAL DEPOSIT ESTIMATES MAY PROVE ANY RESOURCE CALCULATIONS THAT WE MAKE TO BE UNRELIABLE.

          Mineral deposit estimates and related databases are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral deposit estimates are imprecise and depend upon statistical inferences, which may ultimately prove unreliable. Furthermore, none of the Company's mineral deposits are considered reserves. No assurances can be given that any mineral deposit estimate will ultimately be reclassified as reserves.

          WE WILL BE SENSITIVE TO FLUCTUATIONS IN THE PRICE OF MOLYBDENUM. THE PRICE OF MOLYBDENUM IS VOLATILE AND PRICE CHANGES ARE BEYOND OUR CONTROL.

          Prices for molybdenum are volatile and tend to fluctuate. The prices for molybdenum have been and will continue to be affected by numerous factors beyond the Company's control. Factors that affect the price of molybdenum include the demand for steel, molybdenum supply from secondary sources and steel production levels and costs of production. Price volatility and downward price pressure, which can lead to lower prices for molybdenum, could have a material adverse effect on the costs or the viability of our projects.

          MINERAL EXPLORATION AND PROSPECTING FOR MOLYBDENUM IS A HIGHLY COMPETITIVE AND SPECULATIVE BUSINESS AND WE MAY NOT BE SUCCESSFUL IN SEEKING AVAILABLE OPPORTUNITIES.

          The process of mineral exploration and prospecting for molybdenum is a highly competitive and speculative business. In seeking available opportunities, the Company will compete with a number of other companies, including established, multi-national companies that have more experience and resources than the Company. We compete with other exploration companies looking for molybdenum deposits. Because we may not have the financial and managerial resources to compete with other companies, we may not be successful in our efforts to acquire new projects. However, while we compete with other exploration companies, there is no competition for the exploration or removal of mineral from our claims.

          COMPLIANCE WITH ENVIRONMENTAL CONSIDERATIONS AND PERMITTING COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COSTS OR THE VIABILITY OF OUR PROJECTS. THE HISTORICAL TREND TOWARD STRICTER ENVIRONMENTAL REGULATION MAY CONTINUE, AND, AS SUCH, REPRESENTS AN UNKNOWN FACTOR IN OUR PLANNING PROCESSES.

          All mining in Canada is regulated by that Country’s Federal and Provincial Governments. Compliance with such regulation could have a material effect on the economics of our operations and the timing of project development. The molybdenum industry is subject to the worker health and safety and environmental risks associated with all mining businesses, and to additional risks uniquely associated with molybdenum mining and milling such as worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have an adverse material effect on the costs or the viability of a particular project.

          MINING AND EXPLORATION ACTIVITIES ARE SUBJECT TO EXTENSIVE REGULATION BY FEDERAL AND PROVINCIAL GOVERNMENTS. FUTURE CHANGES IN GOVERNMENTS, REGULATIONS AND POLICIES, COULD ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS FOR A PARTICULAR PERIOD AND ITS LONG-TERM BUSINESS PROSPECTS.

          Mining and exploration activities in Canada are subject to extensive regulation by that Country’s Federal and Provincial Governments. Such regulation relates to production, development, exploration, exports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine and mill reclamation, mine and mill safety, handling of toxic substances and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating mines and other facilities. Furthermore, future changes in governments, regulations and policies, could adversely affect the Company's results of operations in a particular period and its long-term business prospects.

          The development of mines and related facilities is contingent upon governmental approvals, which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Company's control.

Risks Related to Our Financial Condition and Business Model

          IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

          We will need to obtain additional financing in order to complete our business plan. We currently do not have any operations and we have no income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance of mineral claims and investor sentiment. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us.

          IF WE DO NOT CONDUCT MINERAL EXPLORATION ON OUR MINERAL CLAIMS AND KEEP THE CLAIMS IN GOOD STANDING, THEN OUR RIGHT TO THE MINERAL CLAIMS WILL LAPSE AND WE WILL LOSE EVERYTHING THAT WE HAVE INVESTED AND EXPENDED TOWARDS THESE CLAIMS.

          We must complete mineral exploration work on our mineral claims and keep the claims in good standing. If we do not fulfill our work commitment requirements on our claims or keep the claims in good standing, then our right to the claims will lapse and we will lose all interest that we have in these mineral claims.

          BECAUSE OF OUR LIMITED RESOURCES AND THE SPECULATIVE NATURE OF OUR BUSINESS, THERE IS A SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

          The report of our independent auditors, on our audited financial statements for the period ended May 31, 2006, indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern (See Note 3, “Notes to the Financials Statements”). As shown in the accompanying financial statements, the Company has incurred a net loss of $10,855 for the period from March 23, 2006 (inception) to May 31, 2006 and has not generated any revenues. Our continued operations are dependent on our ability to obtain financing and upon our ability to achieve future profitable operations from the development of our mineral properties. If we are not able to continue as a going concern, it is likely investors will lose their investment.

Risks Related to this Offering and Our Stock

          IF WE COMPLETE A FINANCING THROUGH THE SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK, THEN SHAREHOLDERS WILL EXPERIENCE DILUTION.

          The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.

          THERE IS NO PUBLIC MARKET FOR OUR COMMON SHARES, WHICH LIMITS OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES OR PLEDGE THEM AS COLLATERAL.

          There is currently no public market for our shares, and we cannot assure you that a market for our stock will develop. Consequently, investors may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, investors may not be able to resell their shares at or above the price they paid for them or may not be able to sell their shares at all.

          THE SHARES ELIGIBLE FOR FUTURE SALE COULD NEGATIVELY AFFECT MARKET PRICE OF OUR COMMON STOCK.

          Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock. There are at present 8,000,000 shares of Common Stock issued and outstanding.

          THE COMPANY HAS NOT PAID ANY CASH DIVIDENDS ON ITS SHARES AND DOES NOT ANTICIPATE PAYING ANY SUCH DIVIDENDS IN THE FORESEEABLE FUTURE.

          To date, the Company has not paid any cash dividends on its shares of Preferred or Common Stock and does not anticipate paying any such dividends in the foreseeable future. Payment of future dividends will depend on earnings and the capital requirements of the Company, the Company’s debt facilities and other factors considered appropriate by the Company’s Board of Directors.

          The Shares offered hereby have not been registered under the 1933 Act, and except as described elsewhere in this Memorandum, no provision has been made for such registration or qualification under any state securities laws, so as to permit any public distribution or resale thereof. Investors must be prepared to hold the underlying shares for an indefinite period of time. There is no public market for the securities being sold under and pursuant to this Offering, and no assurance can be given that the Company will ever affect a public offering of its Common Stock or that a market for the Company’s securities will ever develop in the future.

          OUR SHARES QUALIFY AS PENNY STOCKS AND, AS SUCH, ARE SUBJECT TO THE RISKS ASSOCIATED WITH “PENNY STOCKS”. REGULATIONS RELATING TO "PENNY STOCKS" MAY LIMIT THE ABILITY OF OUR SHAREHOLDERS TO SELL THEIR SHARES AND, AS A RESULT, OUR SHAREHOLDERS MAY HAVE TO HOLD THEIR SHARES INDEFINITELY.

          The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51 -1” of the Securities and Exchange Commission (the “SEC”). Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

          Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

          Moreover, Regulation Section “240.15g -9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them. Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

(i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer

(ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases

(iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons

(iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers

(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses

          Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We use words such as "anticipate", "expect", "intend", "plan", "believe", "seek" and "estimate", and variations of these words and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the preceding "Risk Factors" section and elsewhere in this prospectus.

          These forward-looking statements address, among others, such issues as:

  the amount and nature of future exploration, development and other capital expenditures,

  mining claims to be drilled,

  future earnings and cash flow,

  development projects,

  exploration prospects,

  drilling prospects,

  development and drilling potential,

  business strategy,

  expansion and growth of our business and operations, and

  our estimated financial information.

          These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties, which could cause our actual results, performance and financial condition to differ materially from our expectation.

          Consequently, these cautionary statements qualify all of the forward-looking statements made in this prospectus. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they would have the expected effect on us or our business or operations.

DILUTION

          The common stock to be sold by the selling shareholder is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

PLAN OF DISTRIBUTION

          The selling shareholder may sell some of all of his common stock in one or more transactions, including block transactions:

  on such public markets or exchanges as the common stock may from time to time be trading;
  in privately negotiated transactions;
  through the writing of options on the common stock;
  in settlement of short sales; or
  in any combination of these methods of distribution.

          The selling shareholder has set an offering price for these securities of $0.005 per share, No minimum purchase and an offering period of four months from the date of this prospectus.

          The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144. In the event of the transfer by the selling shareholder of his shares to any pledgee, donee, or other transferee, we will amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective registration statement in order to name the pledgee, donee, or other transferee in place of the selling shareholder who has transferred his shares.

          The selling shareholder may also sell his shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating as agent in such transactions may receive a commission from the selling shareholder or, if they act as agent for the purchaser of such common stock, a commission from the purchaser. The selling shareholder will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholder to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholder, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholder.

          If, after the date of this prospectus, the selling shareholder enters into an agreement to sell their shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, we will need to file a post-effective amendment to the registration statement of which this prospectus is a part. We will need to identify the broker-dealer, provide required information on the plan of distribution, and revise the disclosures in that amendment, and file the agreement as an exhibit to the registration statement. Also, the broker-dealer would have to seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

          Any broker-dealers or agents that are involved in selling the shares are deemed to be "underwriters" in connection with such sales according to SEC rules and regulations.

          We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

          We are paying the expenses of the offering because we seek to: (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of existing shareholder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.

          We consider that the development of a public market for our common stock will make an investment in our common stock more attractive to future investors. In order for us to continue with our mineral exploration program, we will at some point in the near future need to raise additional capital through offering memorandums. We believe that obtaining reporting company status under the 1934 Act and trading on the OTC Bulletin Board should increase our ability to raise these additional funds from investors.

          The selling shareholder and any broker-dealers or agents must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholder and any broker-dealers or agents may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, he must comply with applicable law and may, among other things:

  Not engage in any stabilization activities in connection with our common stock;
  Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and
  Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

USE OF PROCEEDS TO ISSUER

          We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholder.

BUSINESS OF THE ISSUER

GLOSSARY OF MINING TERMS

Archean

Of or belonging to the earlier of the two divisions of Precambrian time, from approximately 3.8 to 2.5 billion years ago, marked by an atmosphere with little free oxygen, the formation of the first rocks and oceans, and the development of unicellular life. Of or relating to the oldest known rocks, those of the Precambrian Eon, that are predominantly igneous in composition.

Assaying	Laboratory examination that determines the content or proportion of a specific metal (ie: gold) contained within a sample. Technique usually involves firing/smelting.

Conglomerate

A coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments larger than 2 mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica, or hardened clay; the consolidated equivalent of gravel. The rock or mineral fragments may be of varied composition and range widely in size, and are usually rounded and smoothed from transportation by water or from wave action.

Cratons	Parts of the Earth's crust that have attained stability, and have been little deformed for a prolonged period.

Development Stage

A “development stage” project is one which is undergoing preparation of an established commercially mineable deposit for its extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

Dolomite Beds	Dolomite beds are associated and interbedded with limestone, commonly representing postdepositional replacement of limestone.

Doré	unrefined gold bullion bars containing various impurities such as silver, copper and mercury, which will be further refined to near pure gold.

Dyke or Dike	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Exploration Stage	An “exploration stage” prospect is one which is not in either the development or production stage.

Fault

A break in the continuity of a body of rock. It is accompanied by a movement on one side of the break or the other so that what were once parts of one continuous rock stratum or vein are now separated. The amount of displacement of the parts may range from a few inches to thousands of feet.

Feldspathic	Said of a rock or other mineral aggregate containing feldspar.

Fold	a curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage

Foliation	A general term for a planar arrangement of textural or structural features in any type of rock; esp., the planar structure that results from flattening of the constituent grains of a metamorphic rock.

Formation	a distinct layer of sedimentary rock of similar composition.

Gabbro

A group of dark-colored, basic intrusive igneous rocks composed principally of basic plagioclase (commonly labradorite or bytownite) and clinopyroxene (augite), with or without olivine and orthopyroxene; also, any member of that group. It is the approximate intrusive equivalent of basalt. Apatite and magnetite or ilmenite are common accessory minerals.

Geochemistry	the study of the distribution and amounts of the chemical elements in minerals, ores, rocks, solids, water, and the atmosphere.

Geophysicist	one who studies the earth; in particular the physics of the solid earth, the atmosphere and the earth’s magnetosphere.

Geotechnical	the study of ground stability.

Gneiss

A foliated rock formed by regional metamorphism, in which bands or lens-shaped strata or bodies of rock of granular minerals alternate with bands or lens-shaped strata or bodies or rock in which minerals having flaky or elongate prismatic habits predominate.

Granitic	Pertaining to or composed of granite.

Heap Leach

a mineral processing method involving the crushing and stacking of an ore on an impermeable liner upon which solutions are sprayed that dissolve metals such as gold and copper; the solutions containing the metals are then collected and treated to recover the metals.

Intrusions	Masses of igneous rock that, while molten, were forced into or between other rocks.

Kimberlite	A blue/gray igneous rock that contains olivine, serpentine, calcite and silica and is the principal original environment of diamonds.

Lamproite	Dark-colored igneous rocks rich in potassium and magnesium.

Lithospere	The solid outer portion of the Earth.

Mantle	The zone of the Earth below the crust and above the core.

Mapped or Geological Mapping	the recording of geologic information such as the distribution and nature of rock units and the occurrence of structural features, mineral deposits, and fossil localities.

Metavolcanic	Said of partly metamorphosed volcanic rock.

Migmatite	A composite rock composed of igneous or igneous-appearing and/or metamorphic materials that are generally distinguishable megascopically.

Mineral	a naturally formed chemical element or compound having a definite chemical composition and, usually, a characteristic crystal form.

Mineralization	a natural occurrence in rocks or soil of one or more metal yielding minerals.

Mineralized Material	The term “mineralized material” refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

Mining

Mining is the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized.

Outcrop	that part of a geologic formation or structure that appears at the surface of the earth.

Pipes	Vertical conduits.

Plagioclase	Any of a group of feldspars containing a mixture of sodium and calcium feldspars, distinguished by their extinction angles.

Probable Reserve

The term “probable reserve” refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Production Stage	A “production stage” project is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

Proterozoic

Of or relating to the later of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, marked by the buildup of oxygen and the appearance of the first multicellular eukaryotic life forms.

Reserve

The term “reserve” refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study done to bankable standards that demonstrates the economic extraction. (“Bankable standards” implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing.) A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

Sedimentary	Formed by the deposition of sediment.

Shear	a form of strain resulting from stresses that cause or tend to cause contiguous parts of a body of rock to slide relatively to each other in a direction parallel to their plane of contact.

Sill	A concordant sheet of igneous rock lying nearly horizontal. A sill may become a dike or vice versa.

Strike	the direction or trend that a structural surface, e.g. a bedding or fault plane, takes as it intersects the horizontal.

Strip	to remove overburden in order to expose ore.

Till

Generally unconsolidated matter, deposited directly by and underneath a glacier without subsequent reworking by meltwater, and consisting of a mixture of clay, silt, sand, gravel, and boulders ranging widely in size and shape.

Unconformably	Not succeeding the underlying rocks in immediate order of age or not fitting together with them as parts of a continuous whole.

Vein	a thin, sheet like crosscutting body of hydrothermal mineralization, principally quartz.

Wall Rock	the rock adjacent to a vein.

General Overview

          Denarii Resources was organized by the filing of the Articles of Incorporation with the Secretary of State Nevada on March 23, 2006. The Company’s property, known as McNabb Molybdenum, is located on the west side of Howe Sound near the headwaters of McNab Creek, approximately 40 km northwest of Vancouver, BC. The McNabb Molybdenum property comprises two mineral claims containing 16 cell claim units totaling 334.809 hectares.

          We are an exploration company and we cannot provide assurance to investors that our mineral claims contain a commercially exploitable mineral deposit, or reserve, until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility. The Company's exploration properties are all at the exploration stage and do not contain any reserves at this time. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in the delineation of mineral deposits or in profitable commercial mining operations.

Overview of the Molybdenum

          Molybdenum (from the Greek molybdos meaning “lead-like) is not found free in nature. Instead, it is always part of a compound. Molybdenum was one of the first metals to be discovered by a modern chemist Molybdenum is a hard, silvery metal with a very high melting point. It is used primarily to make alloys with other metals. An alloy is a mixture of two or more metals. The mixture has properties different from those of the individual metals. The most common alloys of molybdenum are those with steel.

          Molybdenum improves the strength, toughness, resistance to wear and corrosion, and ability to harden steel. A number of molybdenum compounds are used in industry and research. Molybdenum disulfide is still used as a lubricant, as it was over two hundred years ago as the slippery black powder looks and behaves much like graphite. Molybdenum is used in industrial operations to reduce the friction between sliding or rolling parts. It does not break down when heated or used for very long periods of time. Other compounds of molybdenum are used as protective coatings in materials used at high temperatures; as solders; as catalysts; as additives to animal feeds; and as pigments and dyes in glasses, ceramics, and enamels.

          Health effects. Molybdenum is relatively safe for humans and animals. No studies have shown it to be toxic. In fact, it is regarded as a necessary trace element for the growth of plants. A trace element is one that is needed in very small amounts for the proper growth of a plant or an animal.

          Molybdenum’s abundance in the Earth's crust is estimated to be approximately 1 to 1.5 parts per million. That makes it about as common as tungsten and many of the rare earth (lanthanide) elements. About two-thirds of all the molybdenum in the world comes from Canada, Chile, China, and the United States. In the United States, molybdenum ores are found primarily in Alaska, Colorado, Idaho, Nevada, New Mexico, and Utah.

          Molybdenum prices increased from a low of about $2 per pound in 2000, to about $30 per pound as of 2006.

Compliance With Government Regulation

          We will be required to conduct all mineral exploration activities in accordance with provincial and federal regulations. The company conducts the daily business under the guidelines of the State of Nevada. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact and cause increases in capital expenditures which could result in a cessation of operations. We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year. We will not be required to obtain a permit in order to conduct our proposed exploration program.

Property Acquisitions Details

          During the period from inception (March 23, 2006) to May 31, 2006, the Company purchased two mining claims on the west side of Howe Sound near the headwaters of McNab Creek, which it refers to as The McNabb Molybdenum property (“The McNab Property”). The property is approximately 40 km northwest of Vancouver, BC. The McNabb property contains 16 cell claim units totaling 334.809 hectares. The Company paid $10,000 for the McNabb property.

Land Status, Topography, Location and Access

          The McNab property is located on the west side of Howe Sound near the headwaters of McNab Creek, approximately 40 km northwest of Vancouver, BC. The property can be reached directly from Vancouver by helicopter. Alternatively, water transportation or floatplane can be used to reach the logging camp at tidewater, and then by 10 km of good logging roads to the property. Arrangements can be made to rent a truck from the logging company to allow road access to the property.

Mining Claims

          The McNab property consists of 334.809 hectares of mineral title. The McNab property is comprised of two mineral claims that contain 16 cell claim units totaling 334.809 hectares. The McNab property claims are valid until January 12, 2007.

BC Tenure # Work Due Date Units Total Area (Hectares)
502465	Jan. 12, 2007	4	83.702
531749	April 10, 2007	12	251.107
			334.809

MCNAB MOLYBDENUM PROPERTY REGIONAL LOCATION MAP

Regional Geology

          Molybdenum mineralization in granitic rock was discovered in 1977 during the building of a logging road up the McNab Creek Valley. There is no previous record of molybdenum discoveries in the valley, with the sole exception of Howe Copper Mine, located beyond the headwaters of McNab Creek on Mount Donaldson. The nearest similar mineral deposit of the porphyry Mo-Cu type is the +100 mt Gambier Island Cu-Mo deposit located about 15 km to the southeast.

          The McNab Molybdenum Property is underlain by the various phases of the Cenozoic-Mesozoic Coast Plutonic Complex and a small pendant of Lower Cretaceous Gambier Group metavolcanic and metasedimentary rocks. The intrusive rocks vary from quartz diorite with diorite inclusions, to granodiorite. Mineralization consists of pyrite, chalcopyrite, molybdenite, and minor bornite occurring in the quartz diorite near its projected contact with granodiorite. The sulphides occur either on fracture plane surfaces or are associated with quartz veining. Minor sericite, epidote and chlorite are evident. Gambier Group rocks mask the eastward continuation of the mineralization.

          The property and mineralization were described by S.S Tan, P. Eng. in a July 5, 1977 report as “Mineralization in the main showing is exposed for a north-south distance of 450 feet along the west bank of a roadcut. Molybdenite with lesser chalcopyrite and pyrite occurs as streaks, patches and disseminations in closely spaced quartz veinlets and stringers within the quartz diorite porphyry host rock. A pyrite halo limits this stockwork Mo-Cu mineralization to the north and south. The property is favorable for the occurrence of the larger-tonnage low-grade Mo-Cu porphyry type deposit. The proximity to tidewater and the occurrence of Mo-Cu porphyry type showing makes this an attractive exploration target for the search of such economic mineral deposits.”

          In a 1980 assessment report pertaining to a 370-sample geochemical soil survey of the area, J.W. Murton, P. Eng. describes two strong molybdenum and coincident copper soil anomalies, which were discovered peripheral to the showings. Additional surveys and rock trenching were recommended but no further geological work has been recorded.

Location and Geology of the McNab Property

          The McNab property straddles the McNab Creek Valley and covers the adjoining mountainsides. Much of the valley bottom is filled with glacial debris and dense brush. Fir, hemlock, cedar, spruce, alder and maple trees, huckleberry bushes and moss are the prevailing vegetation found. Black bear, mountain goat, cougar, deer, wolf and a variety of rodents are found in the vicinity. The climate is generally moderate and wet, with the bulk of the moisture falling as rain from March to November and as occasional snowfall in the winter months.

          The McNab Property is centered on a mineralized area occurring at about 450 metres elevation. Molybdenum showings are located in a road cut on the main logging road, at approximately 450 metres elevation.

          The McNab Property covers a zone of porphyry-style molybdenum and copper mineralization outcropping along the main logging road. A roadcut located approximately 10 km from tidewater exposes a mineralized zone over 150 metres in width. Molybdenite, chalcopyrite, bornite and pyrite occur in quartz veins and as disseminations within quartz diorite and granodiorite porphyritic intrusives. Several copper and molybdenum soil anomalies have been delineated adjacent to the known mineralized area.

MCNAB MOLYBDENUM PROPERTY MAP

Exploration History and Previous Operations

          The only recorded exploration work on the molybdenum showing occurred between 1977 and 1980, following discovery in 1977. Silverado Mines Ltd., a public listed company, funded this work. A geochemical soil survey done in 1979 is the most recent exploration work in the area.

Proposed Program of Exploration and Estimated Costs

          Our plan of operation is to conduct mineral exploration activities on the McNab property in order to determine whether these claims have any potential for molybdenum and other mineralization. A Report authored by Greg Thomson B.Sc., P. Geo and Laird Exploration Ltd. contained herein (See Exhibit 10.1 “Agreement McNabb Molybdenum Mine, dated April 13, 2006”) discusses the McNab property and its potential to hold molybdenum bearing mineralized systems.

          A proposed work program includes construction of a control grid, geological mapping and rock sampling of surface showings, a soil and silt geochemical sampling program, IP geophysical survey, and rock trenching. Based on a compilation of these results, a diamond drill program will be designed to explore and define the potential resources.

          The anticipated costs of this development are presented in three results-contingent stages.

Phase 1

Reconnaissance geological mapping, prospecting and
rock sampling, helicopter transportation.	$25,000.00

Phase 2

Detailed geological mapping and rock sampling, grid construction, soil and silt geochemical survey, IP survey, establish drill and

trenching targets.	$100,000.00

Phase 3

1000 metres of diamond drilling including geological
supervision, assays, report and other ancillary costs.	$175,000.00

TOTAL	$300,000.00

Compliance with Government Regulations

          We will be required to conduct all mineral exploration activities in accordance with Provincial and Federal government regulations. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact and cause increases in capital expenditures which could result in a cessation of operations.

Employees

          At present, we have no employees. Our sole Executive Officer and Director provides services on a consultant basis. We anticipate that we will be conducting most of our business through agreements with consultants and third parties.

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

          The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Plan of Operations

          Our business plan is to proceed with the exploration of the McNab mineral property to determine whether there is any potential for molybdenum or other metals located on the property comprising the mineral claims. We have decided to proceed with the three phases of a staged exploration program recommended by the geological report. We anticipate that these phases of the recommended geological exploration program will cost approximately $25,000, $100,000 and $175,000 respectively.

          We will commence Phase 1 of the exploration program once we receiving funding. Phase 2 and 3 will commence after completion of the Phase 1 program. As such, we anticipate that we will incur the following expenses over the next twelve months:

  $875.00 to be paid to the Federal government to keep the claims valid;
  $25,000.00 in connection with the completion of Phase 1 of our recommended geological work program;
  $100,000.00 in connection with the completion of Phase 2 of our recommended geological work program;
  $175,000 for Phase III; and

  $10,000 in operating expenses that include professional legal and accounting expenses associated with compliance with the periodic reporting requirements after we become a reporting issuer under the Securities Exchange Act of 1934, but excluding expenses of the offering.

          If we determine not to proceed with further exploration of our mineral claims due to a determination that the results of our initial geological program do not warrant further exploration or due to an inability to finance further exploration, we plan to pursue the acquisition of an interest in other mineral claims. We anticipate that any future acquisition would involve the acquisition of an option to earn an interest in a mineral claim as we anticipate that we would not have sufficient cash to purchase a mineral claim of sufficient merit to warrant exploration. This means that we might offer shares of our stock to obtain an option on a property. Once we obtain an option, we would then pursue finding the funds necessary to explore the mineral claim by one or more of the following means: engaging in an offering of our stock; engaging in borrowing; or locating a joint venture partner or partners.

Results of Operations

          The accompanying financial statements show that the Company has incurred a net loss of $10,855 for the period from March 23, 2006 (inception) to May 31, 2006 and has not yet generated any revenues that can offset operating expenses. We anticipate that we will not earn revenues until such time as we have entered into commercial production of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

Liquidity and Capital Resources

          For the period ended May 31, 2006, our net cash after operating activities totaled $NIL. Since our inception on March 23, 2006 to May 31, 2006, we have incurred a loss of $10,855. We attribute our net loss to having no revenues to offset our operating expenses. Net cash used in operating activities was $10,000 for the period ended May 31, 2006. At May 31, 2006, we had accounts payable of $855 and an accumulated deficit of $10,855.

          For the period ended May 31, 2006, net cash provided by investing activities was $10,000, of which $8,000 was derived from the issuance of common stock and $2,000 was derived from additional paid-in capital. For the period ended May 31, 2006, net cash used in the purchase of the McNab Molybdenum Property was $10,000.

          Based on our current operating plan, we do not expect to generate revenue that is sufficient to cover our expenses for at least the next twelve months. In addition, we do not have sufficient cash and cash equivalents to execute our operations for at least the next twelve months. We will need to obtain additional financing to operate our business for the next twelve months. We will raise the capital necessary to fund our business through a private placement and public offering of our common stock. Additional financing, whether through public or private equity or debt financing, arrangements with shareholders or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital.

          If we issue additional equity securities to raise funds, the ownership percentage of our existing shareholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If adequate funds are not available to satisfy either short or long-term capital requirements, our operations and liquidity could be materially adversely affected and we could be forced to cease operations.

          We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

          We are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of our existing shareholder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

          Information about our sole director and executive officer follows:

NAME	AGE	POSITION AND TERM OF OFFICE
Chris Lori	43	President, Secretary, Treasurer and Director

          Mr. Lori was appointed for a one-year term and his position is renewed by default at the Company’s Annual General Meeting.

          Our Bylaws provide for a board of directors ranging from 1 to 9 members, with the exact number to be specified by the board. All directors hold office until the next annual meeting of the shareholders following their election and until their successors have been elected and qualified. The board of directors appoints officers. Officers hold office until the next annual meeting of our board of directors following their appointment and until their successors have been appointed and qualified.

          Set forth below is the biography for Mr. Chris Lori, our Executive Officer and Director:

          Chris Lori is an Olympic class athlete. Chris competed on Canada’s national track and field team in summer and bobsledding during the winter season. He spent fourteen years in bobsledding and effectively established Canada as a world leader in the sport by winning the Overall World Cup title, as well, accumulating nine crystal globes for Overall World Cup, along with twenty two world cup medals and competed in four Olympic Winter Games, concluding in Nagano, Japan 1998.

          While competing in sport, Chris pursued an interest in the financial markets. Since 1999/00, Chris has built two companies that operate in the foreign exchange trading sector. Seaview Capital Inc., a company that manages currency investment funds on behalf of private and institutional clients worldwide. In addition, Seaview Partners Inc., a company that specializes in consulting services to various corporations and individuals who are engaged in the currency markets.

          Chris is a globally recognized speaker and has traveled to share his knowledge with financial professionals in Canada, USA, UK, Australia, South Africa and Singapore.

REMUNERATION OF DIRECTORS AND OFFICERS

          The following table sets forth the remuneration of our sole Executive Officer and Director for the period from inception through May 31, 2006

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE REMUNERATION
Chris Lori	Executive Officer	$0

          We have no employment agreements with our executive officers. We do not pay compensation to our directors for attendance at meetings. We reimburse the directors for reasonable expenses incurred during the course of their performance.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

          The following table lists the share ownership of persons who, as of the date of this prospectus owned of record or beneficially, directly or indirectly, more than five percent (5%) of the outstanding common stock, and our sole officer and director:

NAME AND ADDRESS OF OWNER	SHARES OWNED PRIOR TO OFFERING	SHARES TO BE OFFERED FROM SELLING SHAREHOLDER'S ACCOUNT	SHARES TO BE OWNED UPON COMPLETION OF OFFERING	PERCENTAGE OF CLASS (1)
				BEFORE OFFERING	AFTER OFFERING
Chris Lori(2) 4275 St. Pauls Avenue North Vancouver, BC Canada V7N 1T4	8,000,000	5,000,000	3,000,000	100%	37%

(1)	This table is based on 8,000,000 shares of common stock outstanding

(2)	As of the date of this prospectus, Mr. Lori was our only shareholder.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

          As of the date of this prospectus, other than the transaction described above, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

  any of our directors or officers;
  any nominee for election as a director;
  any principal security holder identified in the preceding "Security Ownership of Selling Shareholder and Management" section; or
  any relative or spouse, or relative of such spouse, of the above referenced persons.

SECURITIES BEING OFFERED

          We are authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share, and we are not authorized to issue preferred stock.

Common Stock

          The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the voting shares are able to elect all of the directors.

          Subject to preferences that may be granted, any holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the shareholders. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

          In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Transfer Agent And Registrar

          West Coast Stock Transfer Inc., 850 W. Hastings, Suite 302, Vancouver, B.C. V6C 1E1, serves as the transfer agent and registrar for our common stock.

SEC POSITION ON INDEMNIFICATION

          Our bylaws provide that each officer and director of our company shall be indemnified by us against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she has been finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

          The indemnification provisions of our bylaws diminish the potential rights of action, which might otherwise be available to shareholders by affording indemnification against most damages and settlement amounts paid by a director in connection with any shareholders derivative action. However, there are no provisions limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because the Company does not presently have directors' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

          Aaron D. McGeary, Attorney, 405 Airport Fwy., Suite 5, Bedford, Texas 76021 will pass upon certain matters relating to the legality of the common stock offered hereby for us.

EXPERTS

          As of June 16, 2006 our financial statements have been audited by MOORE & ASSOCIATES, Chartered Accountants and Advisors, as set forth in its report. The financial statements have been included in reliance upon the authority of MOORE & ASSOCIATES as experts in accounting and auditing.

AVAILABLE INFORMATION

          We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

          You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

REPORTS TO STOCKHOLDERS

          As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

MOORE & ASSOCIATES, CHARTERED
               ACCOUNTANTS AND ADVISORS
                                   PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Denarii Resources Inc ( A Development Stage Company)
Las Vegas, Nevada

We have audited the accompanying balance sheet of Denarii Resources Inc ( A Development Stage Company) as of May 31, 2006, and the related statements of operations, stockholders’ equity and cash flows from inception March 23, 2006 through May 31, 2006 and the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denarii Resources Inc ( A Development Stage Company) as of May 31, 2006 and the results of its operations and its cash flows from inception March 23, 2006 through May 31, 2006 and the period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s net losses and accumulated deficit of $10,855 as of May 31, 2006 raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
June 16, 2006

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

DENARII RESOURCES INC.
(A development stage company)
Balance Sheet

May 31
2006
ASSETS
Current Assets
Cash	0
Total Current Assets	0

Fixed Asstes
Total Fixed Assets	0

Total Assets	0

LIABILITIES
Current Liabilities
Accounts payable	855
Total Current Liabilities	855

Long term Liabilities	0

Total Liabilities	855

EQUITY
100,000,00 Common Shares Authorized, 8,000,000
Shares Issued at Founders, @ $0.00125 Per Share	8,000
Additional Paid-in Capital	2,000
Retained Earnings (Loss)	(10,855)
Total Stockholders Equity	(855)

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	0

The accompanying notes are an integral part of these financial statements.

DENARII RESOURCES INC.
(A development stage company)
Income Statement

From Inception
March 23, 2006
Through May 31,
2006
Revenue	0

Expenses

Accounting & Legal Fees	0
Incorporation	855
Total Expenses	855

Other Income (expenses)
Recognition of an Impairment Loss
(Mineral Claims)	10,000

Net Income (Loss)	(10,855)

Basic & Diluted (Loss) per Share	(0.001)

Weighted Average Number of Shares	8,000,000

DENARII RESOURCES INC.
(A development stage company)
Statement of Cash Flows

From Inception
March 23, 2006
Through May 31,
2006
Cash Flow From Operating Activities
Net Income (Loss)	(10,855)
Accounts Payable	855
Net Cash from Operating Activities	(10,000)
Net Cash after Operating Activities.	(10,000)
Cash Flow From Investing Activities
Net Cash from Financing Activities	0

Net Cash after Operating
and Financial Activities	(10,000)

Cash Flow from Financing Activities
Common Shares Issued at Founders
@ $0.00125 Per Share	8,000
Additional Paid-in Capital	2,000
Net Cash from Investing Activities	10,000

Net Cash after Operating, Financial
and Investing Activities.	0

Cash at Beginning of Period	0
Cash at end of Period	0

The accompanying notes are an integral part of these financial statements.

DENARII RESOURCES INC.
(A development stage company)
STATEMENT OF STOCKHOLDER’S EQUITY
From Inception (March 23, 2006) to May 31, 2006

	Common Stock			Deficit	Total
	Shares	Amount	Paid in	Accumulated	Equity
			Capital	During
				Development
				Stage
Shares issued to founders at $0.00125
per share	8,000,000	8,000	2,000		10,000

Net (Loss) for period				(10,855)	(10,855)
Balance, May 31, 2006	8,000,000	8,000	2,000	(10,855)	(855)

The accompanying notes are an integral part of these financial statements.

DENARII RESOURCES INC.
(A development stage company).
Footnotes to the Financial Statements.
May 31, 2006.

NOTE 1 -	ORGANIZATION AND DESCRIPTION OF BUSINESS

The company was incorporated in the State Nevada on March 23, 2006. Denarii Resources is engaged in the exploration mineral claims.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured.

c. Income Taxes

The Company prepares its tax returns on the accrual basis. The Company has elected to file its taxes as a Limited Liability Company, whereby its profits and losses are passed through to its members. Accordingly, the Company does not pay or accrue income taxes. Also, the Company does not record an asset for the value of its net operating loss carry forwards.

d. Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Assets

The company holds no assets as of may 31, 2006.

DENARII RESOURCES INC.
(A development stage company).
Footnotes to the Financial Statements.
May 31, 2006.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

May 31
2006
ASSETS
Current Assets
Cash	0
Total Current Assets	0

Fixed Asstes
Total Fixed Assets	0

Total Assets	0

Mineral Property

During the period from inception (March 23, 2006) to May 31, 2006, the Company purchased mining claims located in the McNab Molybdenum Property, located near the headwaters of McNab Creek, approximately 40 km northwest of Vancouver, BC. Access to the property is presently via water or helicopter. The property consists of 334.809 hectares

The anticipated costs of this development are presented in three results-contingent stages.

Phase 1
Reconnaissance geological mapping, prospecting and rock sampling for an estimated cost of $25,000.

Phase 2
Detailed geological mapping and rock sampling, grid construction, soil and silt geochemical survey, IP survey, establish drill and trenching targets for an estimated cost of $100,000.

Phase 3
1000 metres of diamond drilling including geological supervision, assays, report and other ancillary costs for $175,000, totalling $300,000.

f. Income

Income represents all of the company’s revenue less all its expenses in the period incurred. The Company has no revenues as of May 31, 2006 and has paid expenses for $10,855 during the same period, $855 representing incorporation costs and $10,000 in recognition of an impairment loss for the mineral claims.

In accordance with FASB/ FAS 142 option 12, paragraph 11 “Intangible Assets Subject to Amortization”, a recognized intangible asset shall be amortized over its

DENARII RESOURCES INC.
(A development stage company).
Footnotes to the Financial Statements.
May 31, 2006.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has been has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliable determined, a straight-line amortization method shall be used. An intangible asset shall not be written down or off in the period of acquisition unless it becomes impaired during that period.

Period ended May 31
2006
Revenue	0

Expenses

Accounting & Legal Fees	0
Incorporation	855
Total Expenses	855

Other Income (expenses)
Recognition of an Impairment Loss
(Mineral Claims)	10,000

Net Income (Loss)	(10,855)

g. Basic Income (Loss) Per Share

In accordance with SFAS No. 128-“Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At March 31, 2006, the Company has no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

Period ended May 31
2006
Net Income (Loss)	(10,855)

Basic & Diluted (Loss) per Share	(0.001)

Weighted Average Number of Shares	8,000,000

DENARII RESOURCES INC.
(A development stage company).
Footnotes to the Financial Statements.
May 31, 2006.

i. Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

May 31
2006
ASSETS
Current Assets
Cash	0

j. Liabilities

Liabilities are made up of current liabilities.
Current liabilities include accounts payable of $855as of May 31, 2006.

May 31
2006

LIABILITIES
Current Liabilities
Accounts payable	855
Total Current Liabilities	855

Long term Liabilities	0

Total Liabilities	855

Share Capital

a) Authorized:

100,000,000 common shares with a par value of $0.001

b) Issued:

As of May 31, 2006, there are Eight Million (8,000,000) shares issued and outstanding at a value of $0.00125 per share

There are no preferred shares outstanding. The Company has issued no authorized referred shapes.

The Company has no stock option plan, warrants or other dilutive securities.

DENARII RESOURCES INC.
(A development stage company).
Footnotes to the Financial Statements.
May 31, 2006.

NOTE 3 -	GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has accumulated a loss and is new. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statement does not include any adjustments that might result from this uncertainty.

As shown in the accompanying financial statements, the Company has incurred a net (loss) of ($10,855) for the period from March 23, 2006 (inception) to May 31, 2006 and has not generated any revenues. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of acquisitions. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

          No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by the Company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

DEALER PROSPECTUS DELIVERY OBLIGATION

          Until __________________ (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Section 78.7502 of the Nevada Revised Statutes and Article VII of our Articles of Incorporation permit us to indemnify our officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in our best interests or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. See our Articles of Incorporation filed as Exhibit 2.1 to this registration statement.

          Indemnification is not permitted in connection with a proceeding by us or in our right in which the officer or director was adjudged liable to us or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The expenses to be paid by us in connection with the securities being registered are as follows:

AMOUNT
Securities and Exchange Commission Registration Fee	$100
Accounting Fees and Expenses	3,000
Legal Fees and Expenses	6,500
Transfer Agent and Registrar Fees and Expenses	250
Printing Expenses	100
Miscellaneous Expenses	50
Total	$10,000*

------------------
*Estimated amount

ITEM 3. UNDERTAKINGS

          The Company hereby undertakes to:

1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i) Include any prospectus required by section 10(a)(3) of the Securities Act; and

ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii) Include any additional or changed material information on the plan of distribution.

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 14(d) of the Securities Exchange Act of 1934;

2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering;

4) That, for the purpose of determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

          In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

          The Company issued 8,000,000 shares to the Company's founder Mr. Chris Lori. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

ITEM 5. INDEX TO EXHIBITS.

REGULATION
S-B NUMBER	EXHIBIT

3.1	Articles of Incorporation

3.2	Bylaws

5. 1	Consent and Opinion of Aaron D. McGeary

10.1	Agreement McNabb Molybdenum Mine, dated April 13, 2006

23.1	Consent of MOORE & ASSOCIATES, Chartered Accountants, dated June 16, 2006

ITEM 6. DESCRIPTION OF EXHIBITS.

          See item 5 above

SIGNATURES

          In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Vancouver, province of British Columbia, on June 16, 2006.

DENARII RESOURCES INC.

By: /s/ CHRIS LORI
CHRIS LORI, President, Secretary, Treasurer
and Director

          In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE

By: /s/ CHRIS LORI	President, Secretary, Treasurer and Director	June 16, 2006
CHRIS LORI